Exhibit 99.1

Dongfang Hospital Oral Department Cooperative Contract

Party A: Dongfang Hospital

Party B: Yang Wei	ID card No.362202197905110036

Party A and Party B will jointly establish the cooperative the Oral Department of Dongfang Hospital in order to make full and rational use of their respective resources and advantages to give play to the working initiative of the medical personnel of the Oral Department and increase its benefit. Party A and Party B will jointly participate in investment in operation of diagnosis and treatment items after full negotiation in order to meet the market need, develop the Oral Department of Dongfang Hospital and improve the awareness and increase the economic benefit of the hospital. This Agreement is made for joint compliance by both parties on the basis of equality, amicable negotiations and cooperation.

Article 1 General provisions

Both parties will cooperate with each other to obey medical moral and rules, ensure the medical service quality and engage in strengthening and developing medical treatment technology with the starting point of establishing, maintaining and providing the mass reputation and good pubic praise for Dongfang Hospital and its Oral Department and adhering to the principle of healing the wounded and rescuing the dying and serving the people, creating economic benefit while paying attention to social benefit.

Article 2 Cooperative items

The operation scope of the Oral Department: oral medicine, oral surgery, oral restoration, oral orthodontics, oral beauty. Party B shall not engage in the medical business unrelated to the Oral Department.

Article 3 Cooperative place: Party A will provide the business license and place for the Oral Department of Dongfang Hospital (including existing a consulting room by the elevator of the first floor of clinic building which covers an area of approximately 60-70 sqm and the clinic hall of about 80 sqm for use of the Oral Department), water& electricity facilities and a series of dental equipments and instruments such as three dental comprehensive treatment desks for Party B’s use. Party B will be responsible for purchasing other dental equipments and instruments (including four dental comprehensive treatment desks and related auxiliary equipments amounting to approximately RMB120,000 yuan). The ownership of equipments purchased by Party B will belong to Party B during the contract term, which can be transferred to Party A at the price after depreciation as specified by the national department after the contract expires.

Article 4 Party A will be responsible for construction outside the department, and Party B for internal decoration of the department, including water & electricity laying, exhaust fan, drainage, pollutants discharge, lighting.

Article 5 Rights and obligations of Party A

(Rights)

1. To review the qualification for medical practice and identity certificate of medical personnel of the Oral Department.
2. To review the charging standard for diagnoses and treatment of the Oral Department, prohibit arbitrary charges. Party A will collect all charges and issue the computer charging receipt of this hospital.
3. To supervise medical personnel of the Oral Department if they observe the rules formulated by Party A, follow the principle of honest practice and ensure the quality of diagnoses, treatment and service.

(Obligations)

1. To provide convenience in doctor’s practicing qualification and filing procedure for medical personnel of the Oral Department.
2. To coordinate relationship between interior departments in the hospital and the Oral Department.
3. To be responsible for harmonious relationship with higher competent health administrative department.
4. To provide support and help in accident and first aid to the Oral Department during diagnoses and treatment.

Article 6 Rights and obligations of Party B

1. To be entitled to use name, prescription, case history, bills of Party A and place for diagnoses and treatment of Party A.
2. In the precondition of high transparence, Party A and Party B shall be jointly responsible for management and operation of the oral center, and Party B will lead the development and strategy of the Oral Department, responsible for hiring and training medial personnel of the Oral Department.
3. To be entitled to ask Party A to offer assistance in coordinating internal relations and external environment.
4. To be entitled to ask Party A to ensure normal business of Party B during the cooperative term.

Article 7 Jointly assuming responsibilities

1. Party B shall pay RMB50,000 yuan to Party A as the advertising fee for the Oral Department after the contract is signed, and such fee will be spent within 5 month after fully paid by Party B.
2. The early original equipment of treatment machine (dental chair) of the Oral Department of Party A and medical apparatuses of the department shall be provide for Party B’s use freely (enclosed a medical apparatuses list). Party B shall be responsible for fund investment in later equipments of the Oral Department, the ownership of which shall belong to Party B.
3. Both parties shall be responsible for purchasing consumable materials, medicines and false teeth processing of the Oral Department, the expenses thereof included in the cost (the purchase price shall be subject to public auction, and an appropriate price shall be determined jointly).
4. Both party shall jointly handle and take responsibility for the medical dispute, medical accident later occurring in the Oral Department, and the economic compensation shall be assumed by Party B itself.

5. Party B shall bear later apparatuses investment and their update and maintenance of the Oral Department during operation.
6. The daily consumables of the Oral Department (excluding false teeth) shall be supplied to Party B after put into storage by Party A in a unified form.
7. The cost and tax & fee expenditures to be shared jointly by both parties: the consumable materials, false teeth processing fee, wages of medical personnel (excluding bonus and commission of personnel of the Oral Department), housing expenses, charges for water & electricity will be shared after deducted from total turnover of the Oral Department.

Article 8 Benefit distribution

1. Both parties will settle out the financial accounts of income and expenditure of the Oral Department before the 5th – 10th day the following month. Party A will pay the benefit due to Party B against effective bills of Party B, and shall not delay for whatever reasons; otherwise, Party B may collect a late fee of 5 percent of the benefit due each day. The profit after deduction of all costs and expenditures of the Oral Department will be shared by Party A and Party B in the proportion of 40:60, i.e., Party A accounts for 40 percent of the profit, and Party B, 60 percent. Party B will ensure that the profit of Party A in the first year: not less than six thousand yuan each month for the first 6 months, and not less than eight thousand yuan each month for the last 6 months; in the second year, not less than ten thousand yuan each month; in the third year, not less than eleven thousand yuan each month; in the forth and fifth year, not less than twelve thousand yuan each month; in the sixth, seventh and eighth year, not less than thirteen thousand yuan each month. The insufficient amount each month each year will be paid by Party B.
2. For assistant examinations such as inspection, CT, X-ray done by the Oral Department, Party A will give a 50 percent commission to the Oral Department.
3. The medical personnel engaged by Party B will be paid wages strictly according to the hospital’s standard (included in the cost): first level: 1500 yuan; doctor’s level: 2200 yuan; middle level: 3460 yuan. The bonus will be paid by Party B separately and not included in the cost of both parties.

Article 9 Cooperative term

The validity period of this Contract is eight years from the contract coming into effect on June 1, 2009 after signed by both parties. After the contract expires, if both parties do not object, this Contract will be renewed automatically. Both parties may cooperate on a basis of good will, equality and mutual benefit

Article 10 Other clauses

1. If Party A cancels the contract unilaterally during the cooperative term, it shall compensate to Party B double the investment amount and refund all advertising fee of fifty thousand yuan to Party B; if Party B cancels the contract unilaterally, it shall compensate to Party A double the investment amount of Party B equally.
2. In any of the following circumstances Party A has the right to cancel the contract: 1) Unreasonable dispute is aroused with Party A; 2) The working personnel misconduct or practice without registered practicing certificate; 3) Failure to operate according to Party A’s management system and Cooperative Contract which causes safety hidden trouble or accident and failure to remedy after more than three times of reminders by Party A.

3. Party A shall not sign the similar cooperative contract with any third party, nor carry out the same business. Party B shall not transfer to the third party in the midway of the cooperative term. The party in breach shall make compensation against the economic losses.
4. If both party need to make supplement to the clauses in this agreement, they should sign a supplementary agreement in writing, which is equally authentic.
5. The principle of mutual understanding shall be adhered to during the cooperation. Any matter not provided herein shall be settled by both parties through discussion. If no settlement is reached, both parties agree to settle through the arbitration institution where Party A is located (also may lodge a lawsuit to the people’s court where Party A is located).
6. Appendix hereto is equally authentic. A copy of additional original medial apparatuses list of the Oral Department is attached.
This contract comes into effect from the date of signing by both parties. This contract is made in three copies, each party holding one copy, the remaining one are for filing of the hospital.

Signature of Party A (seal): Guangzhou Dongfang Hospital /s/ Xu Jianping Address: Shifeng Road, Shijing Street, Baiyun District, Guangzhou Tel: Date of signing:	Signature of Party A (seal): Yang Wei /s/ Yang Wei Address: 17, Zhongshangang, Jianguang Street, Fengcheng, Jiangxi Tel: 13710831594 Date of signing: